UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 3, 2019	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

CHINA EASTERN AIRLINES CORPORATION LIMITED

DETAILED WORKING RULES FOR THE NOMINATIONS AND

REMUNERATION COMMITTEE OF THE BOARD OF DIRECTORS

(Considered and Approved at the 36th ordinary meeting of the 5th session of the Board of Directors of the Company held on March 19, 2010) (First

Amendments at the 2012 3rd regular meeting of the 6th session of the Board of Directors of the Company held on April 27, 2012) (Second

Amendments at the 2015 3rd regular meeting of the Board of Directors of the

Company held on April 29, 2015)

(Third Amendments at the 2019 4th regular meeting of the Board of Directors of the Company held on August 30, 2019)

CHAPTER 1. GENERAL PROVISIONS

Article 1.     Pursuant to the relevant provisions of the Rules for the Governance of Listed Companies, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the Articles of Association of China Eastern Airlines Co., Ltd., the Company hereby establishes the Nominations and Remuneration Committee of the Board of Directors in order to further standardize the selection of the directors and senior management personnel of China Eastern Airlines Co., Ltd. (“the Company”), establish and perfect the mechanism for incentivizing and assessing the Company’s directors and senior management personnel, perfect the Company’s governance structure and promote the realization of the Company’s long-term strategic targets, and has formulated these Detailed Rules therefor.

Article 2.    The Nominations and Remuneration Committee of the Board of Directors is a dedicated organization subordinate to the Board of Directors responsible for discussing and proposing the criteria and procedures for nominating and selecting the Company’s directors and senior management personnel, for studying and examining the policies and plans for remunerating the Company’s directors and senior management personnel, and for studying the criteria for assessing the Company’s directors and senior management personnel, conducting such assessments and making recommendations.

CHAPTER 2. MEMBERSHIP

Article 3.     The Company’s Nominations and Remuneration Committee shall be composed of three to five directors, of whom the majority should be independent directors.

Article 4.     The members of the Nominations and Remuneration Committee may be nominated by the Chairman of the Board, a majority of the independent directors, or not less than one-third of all of the directors. The candidates shall be selected and appointed by the Board of Directors.

Article 5.     The Nominations and Remuneration Committee shall have one Chairman who shall preside over the work of the Committee. The Chairman shall be selected and appointed by the Board of Directors from among the members of the Committee.

For nomination related matters considered and approved by the Nominations and Remuneration Committee, duties of the Chairman shall be performed by the Chairman of the Nominations and Remuneration Committee. For remuneration related matters considered and approved by the Nominations and Remuneration Committee, duties of the Chairman shall be performed by an independent non-executive director from among the members of the Nominations and Remuneration Committee. The independent non-executive director shall be selected and appointed by the Nominations and Remuneration Committee.

Article 6.     The term of office of the members of the Nominations and Remuneration Committee shall be the same as the term of office of the members of the Board of Directors. Upon expiration of his/her term of office, a Committee member may serve consecutive terms if reappointed. If, during his/her term of office, a Committee member ceases to be a director of the Company, he/she shall automatically lose his/her membership status, and the Committee shall appoint a replacement pursuant to the procedures for selection specified herein.

Article 7.     The Nominations and Remuneration Committee shall have one Secretary, who shall be appointed by the Committee Chairman. The Secretary to the Nominations and Remuneration Committee shall be responsible for preparing and submitting the materials required for the meetings of the Nominations and Remuneration Committee, arranging the convening of such meetings, and attending such meetings in a non-voting capacity.

Article 8.    The Secretary to the Board of Directors shall be responsible for providing support and assisting the Nominations and Remuneration Committee to perform its duties and carry out its tasks.

CHAPTER 3. FUNCTIONS AND POWERS

Article 9.     The main duties and powers of the Nominations and Remuneration Committee are:

(1)

to make recommendations to the Board of Directors regarding its size and composition based on the relevant provisions of the Company Law and in the light of specific circumstances such as the characteristics of the Company’s equity structure;

(2)	to study the criteria and procedures for selecting directors and management personnel, and to make recommendations to the Board of Directors;

(3)	to select qualified candidate to become directors and senior management personnel;

(4)	to examine the candidates for the positions of director and senior management personnel and make recommendations in connection with the same;

(5)	to examine candidates for other senior management positions whose engagement is subject to approval by the Board of Directors and make recommendations in connection with the same;

(6)	to study and examine the policies and plans for remuneration of the directors and senior management personnel;

(7)	to study the criteria for assessing the directors and senior management personnel, carry out such assessments, and make recommendations in connection with the same;

(8)	to evaluate the performance of the directors and senior management personnel based on the Company’s actual business circumstances, and make recommendations in connection with the same;

(9)	to be responsible for monitoring the implementation of the Company’s remuneration system;

(10)	other matters delegated by the Board of Directors.

Article 10.    The Nominations and Remuneration Committee shall report to the Board of Directors, and its proposals shall be submitted to the Board of Directors for deliberation.

Article 11.     Board Diversity Policy:

(1)

when fulfilling the relevant duties, the Nomination and Remuneration Committee shall consider the diversity policy for the Board of Directors stipulated in this document; be responsible for supervising the implementation of such policy, and when appropriate, review and amend such policy to ensure its effectiveness;

(2)

when the Nomination and Remuneration Committee reviews the size and composition of the Board of Directors, searches for and nominates candidates for the Board of Directors, it should consider the relevant factors to achieve diversity of the Board of Directors according to the business model and specific requirements of the Company. The Nomination and Remuneration Committee may consider diversity of the Board of Directors from a number of aspects, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service, etc. After the above relevant factors have been taken into account, the Nomination and Remuneration Committee may make the final appointment proposal to the Board of Directors according to the merit of the candidate(s) and the contributions he/she may bring to the Board of Directors.

Article 12. When performing its duties, the Nominations and Remuneration Committee may, depending on its work needs, invite persons with the relevant experience and experts from independent professional consulting organizations to attend meetings or convene an expert review meeting. It may also engage independent professional consulting organizations to participate in such tasks as studying and designing the plans for the remuneration and assessment of directors and senior management personnel. The costs required for the above-mentioned tasks shall be borne by the Company.

CHAPTER 4. WORKING PROCEDURES

Article 13.     The Nominations and Remuneration Committee shall study the qualifications, selection procedures, terms of office, assessment criteria and remuneration policies for the Company’s directors and management personnel on the basis of relevant laws and regulations and the Company’s Articles of Association, and in the light of the Company’s actual circumstances. After drafting a resolution thereon, the Nominations and Remuneration Committee shall submit the same to the Board of Directors for deliberation and adoption, after which it shall implement the resolution as adopted.

Article 14.     The procedure for selecting directors and management personnel is as follows:

(1)

the Nominations and Remuneration Committee shall actively liaise with the relevant departments of the Company to study the requirement for directors and management personnel, and produce a written document thereon;

(2)

the Nominations and Remuneration Committee may conduct a wide-ranging search for candidates for the positions of director and manager within the Company, within enterprises controlled by the Company or within enterprises in which the Company holds equity, and on the human resources market;

(3)	the profession, academic qualifications, professional titles, detailed work experience and all concurrently held positions of the initial candidates shall be compiled as a written document;

(4)	the Nominations and Remuneration Committee shall listen fully to the opinion of the nominee regarding his/her nomination;

(5)

a meeting of the Nominations and Remuneration Committee shall be convened, and the qualifications of the initial candidates shall be examined on the basis of the conditions for appointment of directors and managers;

(6)

before the selection of a new director or the engagement of a new member of the management personnel, the recommendations of and relevant information on the relevant candidate(s) shall be submitted to the Board of Directors;

(7)	the Nominations and Remuneration Committee shall carry out other follow-up tasks based on the decisions of and feedback from the Board of Directors.

CHAPTER 5. RULES OF PROCEDURE

Article 15.    The Nominations and Remuneration Committee shall convene not less than two regular meetings each year. The Nominations and Remuneration Committee may convene interim meetings as required in light of the Company’s actual circumstances.

Article 16.     Meetings shall be presided over by the Chairman. If the Chairman is unable to attend a meeting, he may appoint another member of the Committee (an independent director) to preside over the meeting. The Chairman has the right to request the convening of interim meetings. To convene a regular meeting of the Nominations and Remuneration Committee, all of its members must be notified seven days prior to the meeting in writing or by fax, email or telephone, etc.

Article 17.     Meetings of the Nominations and Remuneration Committee may be held only if they are attended by not less than two-thirds of the members. Each member shall have one vote. In order to be submitted to the Board of Directors, a resolution made at a meeting must have been adopted by a majority of all of the Committee members.

Article 18.     Voting at the meetings of the Nominations and Remuneration Committee shall be by show of hands or by ballot. Interim meetings may be convened by means of voting by correspondence.

Article 19.     If the Nominations and Remuneration Committee deems it to be necessary, it may invite Company directors, supervisors and other senior management personnel to attend its meetings in a non-voting capacity.

Article 20.    If the Nominations and Remuneration Committee deems necessary, it may independently engage, at the Company’s expense, an intermediary organization to offer professional advice in respect of its recommendations.

Article 21.     The procedures for convening meetings of the Nominations and Remuneration Committee and the method of voting and adoption of motions at meetings must comply with relevant state laws and regulations as well as the Company’s Articles of Association and these Detailed Rules.

Article 22.     Minutes shall be kept of the meetings of the Nominations and Remuneration Committee, and shall be signed by the Committee members present at the meeting. The minutes shall be kept by the Secretary to the Board of Directors of the Company for a period of ten years.

Article 23.     The motions adopted and the results of votes taken at meetings of the Nominations and Remuneration Committee shall be reported to the Company’s Board of Directors in writing.

Article 24.    The Committee members and others present at meetings have a non-disclosure obligation in respect of the matters discussed thereat, and may not disclose relevant information without authorization.

CHAPTER 6. SUPPLEMENTARY PROVISIONS

Article 25.     These Detailed Rules shall formally be implemented from the date on which they are adopted pursuant to a resolution of the Board of Directors. Commencing from the date of implementation of these Detailed Rules, the Company’s Articles of Association of the Remuneration and Assessment Committee and the Articles of Association of the Nominations Committee of the Board of Directors shall automatically terminate.

Article 26.     Any matters not provided for in these Detailed Rules shall be handled in accordance with relevant state laws and regulations and the Company’s Articles of Association. If these Detailed Rules conflict with any laws or regulations subsequently promulgated by the state or with the Company’s Articles of Association as amended pursuant to lawful procedure, the relevant state laws and regulations and the Company’s Articles of Association shall prevail, and these Detailed Rules shall be amended in a timely manner and submitted to the Board of Directors for review and adoption.

Article 27.     The right to interpret these Detailed Rules vests in the Board of Directors of the Company.

Note: The Detailed Working Rules for the Nomination and Remuneration Committee were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.